

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2021

Roberta Brzezinski
Co-Chief Executive Officer
Capitalworks Emerging Markets Acquisition Corp
25 West 39th Street, Suite 700
New York, NY 10018

>   **Re: Capitalworks Emerging Markets Acquisition Corp**
>   **Registration Statement on Form S-1**
>   **Filed October 27, 2021**
>   **File No. 333-260513**

Dear Ms. Brzezinski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 16, 2021 letter.

Registration Statement on Form S-1 Filed October 27, 2021

General

1.   We note your response to comment 2. Please revise disclosure throughout your prospectus, including your cover page, to prominently disclose, if true, that you will not pursue or consummate an initial business combination with a target that conducts a majority of its business or is headquartered in China (including Hong Kong and Macau). In the alternative, please revise to address prior comments 2 through 10.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at (202) 551-3805 or Isaac Esquivel at (202) 551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stephen P. Alicanti, Esq.